ArcelorMittal reacts to statements made by certain minority shareholders of Arcelor

Luxembourg / Rotterdam, 15 June 2007 - ArcelorMittal (Mittal Steel Company N.V.) and Arcelor announced the proposed terms of the second step of their merger through a press release dated 16 May 2007, indicating that such merger will be effected on the basis of an exchange ratio of 7 Arcelor shares for every 8 ArcelorMittal shares.

Certain Arcelor minority shareholders have made statements in the press that are inaccurate and misleading. In response to such statements, ArcelorMittal states the following.

In determining the exchange ratio for the merger, the Boards of Directors have applied the principles outlined in the Memorandum of Understanding of 25 June 2006 and disclosed in the Information Document of 4 July 2006 (section V.A.3.4) and reiterated in a 14 November 2006 press release (§ 3 and 4). There could therefore have been no doubt as to the principles to be used to determine such exchange ratio, i.e., that it would be consistent with the value of Arcelor shares pursuant to the secondary exchange offer as at the date of its settlement and delivery on August 1, 2006, and as required by applicable laws, would have to be reviewed and validated by independent auditors considering its fairness to both ArcelorMittal and Arcelor shareholders. Statements made by certain minority shareholders that ArcelorMittal and Arcelor allegedly communicated to the market that the exchange ratio used will be the same than the one used in the exchange offer are thus completely inaccurate.

The merger process that is being carried out fully complies with applicable laws and best market practices. The merger exchange ratio has been determined on the basis of a multi-criteria analysis performed in accordance with international market practice. The fairness of this ratio has been confirmed to the respective Boards by Goldman Sachs with respect to the shareholders of ArcelorMittal and by Morgan Stanley, Société Générale, Fortis and Ricol Lasteyrie with respect to the shareholders of Arcelor. The Boards of Directors of each of Arcelor and ArcelorMittal, which comprise a majority of independent directors, have unanimously approved this merger exchange ratio. In addition, pursuant to Luxembourg law, this ratio is being reviewed separately by two independent auditors appointed among the réviseurs d'entreprises, whose reports will be made available to shareholders.

All relevant information, approved by the competent authorities, the Luxembourg CSSF and the US SEC in due time, including the multi-criteria analysis, the fairness opinions of the banks advising the boards and the reports of the independent auditors will be made public once the prospectus prepared in connection with the issue of the new Arcelor shares in the second-step merger will have been approved by the relevant authorities in due time for the shareholders to prepare their votes for the shareholders’ meetings that will be convened to approve the merger in the course of the fall of 2007.

There is no legal rule in Luxembourg or the Netherlands imposing that the exchange ratio of the exchange offer be guaranteed in a subsequent merger. Any suggestion that such a rule would exist is inaccurate and misleading. On the contrary, Luxembourg corporate law imposes, like the laws of the Netherlands and of most European countries and consistent with EU directive 78/855/EU, that the exchange ratio used in a merger be relevant and reasonable in view of the respective values of the companies to be merged. The purpose of this requirement is to prevent that the shareholders of one of the two companies benefit at the expense of the shareholders of the other company.

In the ArcelorMittal and Arcelor merger, the exchange ratio must be fair to both the 6% that have chosen to remain shareholders of Arcelor or decided to become shareholder of Arcelor post completion of the sell-out procedure and all the shareholders of ArcelorMittal, a large portion of which are former shareholders of Arcelor who have tendered their shares in the offer.

Additional Information

In connection with the proposed merger of Mittal Steel Company N.V. ("Mittal Steel") with ArcelorMittal (a wholly owned subsidiary of Mittal Steel), and the subsequent merger of ArcelorMittal with Arcelor, Mittal Steel, ArcelorMittal and Arcelor will file important documents with the relevant securities regulatory authorities, including the filing with the U.S. Securities and Exchange Commission of registration statements that will each include a proxy statement/prospectus. Each proxy statement/prospectus will contain important information about the relevant merger and related matters, and Mittal Steel, ArcelorMittal and Arcelor will make public such proxy statement/prospectus and mail the proxy statement/prospectus to the relevant U.S. shareholders.  Investors and security holders are urged to read each proxy statement/prospectus, and any other relevant documents filed with the relevant securities regulatory authorities, when they become available and before making any investment decision. You will be able to obtain a free copy of each proxy statement/prospectus (when available) and other related documents filed with the SEC by Mittal Steel, ArcelorMittal and Arcelor at the SEC's web site at www.sec.gov and from Mittal Steel, ArcelorMittal and Arcelor at http://www.arcelormittal.com/.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Luc Scheer	+352 4792 2360	Germany
Jean Lasar	+352 4792 2359	Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Maitland Consultancy:		France
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151	Sandra Luneau	+33 1 71 92 00 58
Belgium		Tiphaine Hecketsweiler, Image 7	+33 1 5370 7470
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Spain
North America		Ignacio Agreda	+34 94 489 4162
Bill Steers	+1 312 899 3817	Oscar Fleites	+34 98 512 60 2
		Keith Grant	+34 639 760 397